================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

================================================================================





                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


[X]                  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                                       OR
[ ]                TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                 FOR THE TRANSITION PERIOD FROM ______ TO ______

                        COMMISSION FILE NUMBER 001-15603






================================================================================

                   NATCO GROUP PROFIT SHARING AND SAVINGS PLAN

================================================================================

                                NATCO Group Inc.
                             Brookhollow Central III
                          2950 N. Loop West, Suite 700
                              Houston, Texas 77092

                              REQUIRED INFORMATION

The NATCO Group Profit Sharing and Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, also known as ERISA.

ITEM 4. In lieu of the requirements of Items 1, 2, and 3 of this Form 11-K, the following financial statements of the Plan, notes to such financial statements, and the Independent Auditors Report on such financial statements are being filed in this Report.

       (a)    Independent Auditors' Report

       (b) Statements of Net Assets Available for Plan Benefits - December 31, 2002 and 2001

       (c) Statement of Changes in Net Assets Available for Plan Benefits - Year ended December 31, 2002

       (d)    Notes to Financial Statements


The Independent Auditors' Consent to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-46410) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN



                                      INDEX




                                                                                       PAGE
INDEPENDENT AUDITORS' REPORT                                                              1

FINANCIAL STATEMENTS
     Statements of Net Assets Available for Plan Benefits
        December 31, 2002 and 2001                                                        2

     Statement of Changes in Net Assets Available for Plan Benefits
        Year ended December 31, 2002                                                      3

     Notes to Financial Statements
        December 31, 2002 and 2001                                                        4

SUPPLEMENTAL SCHEDULE

     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
        December 31, 2002                                                                 9

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974.

SIGNATURE                                                                                10

INDEX TO EXHIBITS                                                                        11

     Exhibit 23.1 - Independent Auditors' Consent                                        12

     Exhibit 99.1 - Certification of Chief Executive Officer of the NATCO Group
        Profit Sharing and Savings Plan pursuant to 18 U.S.C. Section 1350, as
        adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002                13

     Exhibit 99.2 - Certification of Principal Financial Officer of the NATCO
        Group Profit Sharing and Savings Plan pursuant to 18 U.S.C. Section
        1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act
        of 2002                                                                          14

                          INDEPENDENT AUDITORS' REPORT



The NATCO Group Employee Benefits Administration Committee:


We have audited the accompanying statements of net assets available for plan benefits of the NATCO Group Profit Sharing and Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/s/KPMG LLP


Houston, Texas
June 13, 2003

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2002 and 2001

                                                                        2002             2001
                                                                    -----------      -----------
Assets:
     Investments, at fair value (note 3)                            $30,826,424      $31,982,039
     Employer contributions receivable                                  121,576            9,180
     Participant contributions receivable                                99,791           20,281
     Interest receivable                                                     --           16,325
     Loan repayments receivable                                          25,585               --
     Cash, noninterest bearing                                               --          603,739
                                                                    -----------      -----------
                 Net assets available for plan benefits             $31,073,376      $32,631,564
                                                                    ===========      ===========

See accompanying notes to financial statements.

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 2002


Net assets available for plan benefits, beginning of year                       $32,631,564
                                                                                -----------
Investment income (loss):
     Dividends                                                                      250,485
     Interest                                                                       306,794
     Net depreciation in fair value of NATCO Group Inc. common stock               (107,250)
     Net depreciation in fair value of registered investment companies           (5,277,633)
     Net depreciation in fair value of Personal Choice Account                      (99,345)
                                                                                -----------
                                                                                 (4,926,949)
Contributions:
     Employer                                                                     1,784,765
     Participant                                                                  3,119,576
     Rollovers                                                                      267,663
                                                                                -----------
                                                                                  5,172,004
Benefits paid to participants                                                    (1,787,890)
Administrative expenses                                                             (15,353)
                                                                                -----------
            Net decrease                                                         (1,558,188)
                                                                                -----------
Net assets available for plan benefits, end of year                             $31,073,376
                                                                                ===========

See accompanying notes to financial statements.

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(1)    DESCRIPTION OF THE PLAN

       The following description of the NATCO Group Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan is a defined contribution plan covering all eligible employees of National Tank Company (the Company), the Plan's sponsor, and adopting affiliates who have three months of continuous service and are age 18 or older. The Plan has been amended and restated effective as of January 1, 2002 and was further amended on December 20, 2002. The Plan is administered by the NATCO Group Employee Benefits Administration Committee (the Committee) appointed by the Company's board of directors and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). UMB Bank, N.A. serves as trustee of the Plan. The assets of the Plan are held and invested by UMB Bank, N.A., American Century Investments, Schwab Institutional Investments, and SEI Trust Company. J.P. Morgan/American Century Retirement Plan Services is the recordkeeper for the Plan.

       (b)    CONTRIBUTIONS

              Each year, participants may contribute from 1% to 50% of their pre-tax annual compensation, as defined by the Plan document, to the Plan. Participant contributions up to 3% of each participant's compensation are matched 100% by the Company, with an additional 2% of each participant's compensation matched at 50%. The Company may also contribute an additional matching contribution to the Plan at the discretion of the Company's board of directors equal to such amount determined at it's discretion as a percentage of each participant's compensation. In no event shall the aggregate employer matching contributions for any Plan year exceed 6% of the participant's compensation. In addition, the Company may make an employer discretionary contribution at the discretion of the Company's board of directors. The employer discretionary contribution is allocated to participants based on the ratio of their compensation to all eligible participant's compensation. The Company's board of directors did not elect to make an employer additional matching contribution or discretionary contribution for the 2002 Plan year. Employer contributions may be made either in NATCO Group Inc. common stock, cash or a combination of both.

              Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the Internal Revenue Code ($1,000 per participant in 2002).

              Employees are permitted to rollover money held in other qualified plans into the Plan, as specified in the Plan document.

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



       (c)    INVESTMENT OPTIONS

              Each participant can elect to invest all or a portion of his or her contributions among any of the available 13 registered investment companies or the common/collective trust offered by American Century Investments or Company common stock. Participants may also invest up to 50% of their account through the Schwab Personal Choice Retirement Account (Personal Choice Account) offered by Schwab Institutional Investments. The Personal Choice Account allows participants to invest in additional registered investment companies and individual stocks subject to certain minimum balance requirements and other restrictions, as defined in the Plan document.

       (d)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contributions and employer matching contributions and allocations of the employer discretionary contributions, if any, and Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (e)    VESTING

              Each participant's pre-tax contributions, after-tax contributions from prior plans, rollovers, employer contributions made beginning January 1, 1999 and the earnings thereon are fully vested. Employer contributions made before January 1, 1999 and the earnings thereon become fully vested upon reaching age 65, disability, or death. Participants otherwise vest in employer contributions made before January 1, 1999 and the earnings thereon as follows:

                                                                  PERCENTAGE
                          YEARS OF VESTING SERVICE                  VESTED
                       ------------------------------------   ------------------
                                 Less than 2                            --
                                      2                                 50
                                      3                                 75
                                      4                                100

              Forfeited nonvested accounts are used by the Company to reduce future employer matching contributions.

       (f)    PARTICIPANT LOANS RECEIVABLE

              Participants may borrow from their participant accounts a minimum of $1,000 and a maximum of the lesser of $50,000 (reduced by the highest outstanding balance of loans from the Plan in the prior twelve months) or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at prime plus 1%. Principal and interest are paid ratably through biweekly payroll deductions over a period of one to five years, unless the loan qualifies as a principle residence loan, for which the term may be greater than five years, as specified under the Plan.

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



       (g)    IN-SERVICE WITHDRAWALS

              While employed, a participant may make withdrawals from their after-tax and rollover accounts and certain prior plan accounts, as defined in the Plan document. Certain additional in-service withdrawals are permitted upon attainment of age 59-1/2 and proven financial hardship.

       (h)    PAYMENT OF BENEFITS

              Upon retirement, death, or disability, participants or beneficiaries are entitled to a distribution equal to the total value of their accounts. On termination of service, participants may elect to receive a lump-sum amount equal to the vested value of their account or, if vested benefits exceed $5,000, defer distribution until normal retirement age or death. Participants with holdings in NATCO Group Inc. common stock may request the distribution from the NATCO Group Inc. common stock fund in the form of common stock.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

       (b)    INVESTMENT VALUATION AND INCOME RECOGNITION

              Investments in registered investment companies and common stocks are valued at fair value, based upon quoted market values. Participant loans receivable are valued at cost which approximates fair value. The Plan's investment in the common/collective trust fund is stated at fair value, which is determined by quoted market prices of underlying securities. The American Century Stable Asset Fund (the Fund), which is a common/collective trust, is valued at $1 per unit. The Fund invests a substantial portion of its assets in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts (the Contracts). Although the Contracts of the Fund are fully benefit-responsive, the Fund is not fully benefit-responsive due to certain restrictions and limitations on withdrawals from the Fund. For the year ended December 31, 2002, the annual rate of return for the American Century Stable Asset Fund was 5.36%.

              Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded as earned. Dividends are recorded on the ex-dividend date.

              Net depreciation in fair value of NATCO Group Inc. common stock, registered investment companies, and the Personal Choice Account include realized gains (losses) from the sale of investments and unrealized appreciation (depreciation) resulting from changes in market value.

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



       (c)    RISKS AND UNCERTAINTIES

              The Plan, through it's participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

       (d)    USE OF ESTIMATES

              The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

       (e)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (f)    ADMINISTRATIVE EXPENSES

              All cost and expenses of administering the Plan are paid by the Company, except transaction expenses incurred by participants withdrawing loans or investing in the Personal Choice Account, which are charged to the accounts of participants initiating such transactions.

(3)    INVESTMENTS

       The following table represents the fair value of individual investments which exceed 5% of the Plan's net assets as of December 31, 2002 and 2001:

                                                        2002             2001
                                                     ----------       ----------
       American Century Investments:
         Balanced Fund                               $2,115,432       $2,410,818
         Equity Index Fund                            1,916,662        2,504,777
         Heritage Fund                                3,894,294        4,456,950
         Stable Asset Fund                            4,272,904        3,497,070
         Ultra Fund                                   7,116,640        8,517,610
         Vista Fund                                   2,365,286        2,810,520

(4)    NATCO GROUP INC. COMMON STOCK AND VOTING RIGHTS

       The NATCO Group Inc. common stock fund consists of shares of NATCO Group Inc. common stock and units of the UMB Bank Scout Prime Fund.

       Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. If the participant does not exercise these rights, the shares are voted by the trustee as directed by the Committee.

       Participants also have voting rights with respect to their investments through the Personal Choice Account.

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(5)    FEDERAL INCOME TAX

       A favorable determination letter from the Internal Revenue Service was received on January 29, 2003, which states that the Plan is designed to be qualified under Section 401(a) of the Internal Revenue Code (IRC), and the related trust is, therefore, exempt from taxation under Section 501(a) of the IRC. The document submitted for determination has been subsequently amended. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(6)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the assets of the Plan may be used exclusively for the benefit of participants and their beneficiaries. Upon termination of the Plan, participants become 100% vested.

(7)    PARTY-IN-INTEREST TRANSACTIONS

       Certain Plan investments are shares of the NATCO Group Inc. common stock. As NATCO Group Inc. is the parent company of the Plan's sponsor, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are shares of registered investment companies' funds and a common/collective trust fund issued by American Century Investments. As American Century Investments is an affiliate of J.P. Morgan/American Century Retirement Plan Services, the Plan's record keeper, these transaction qualify as party-in-interest transactions. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the IRC.

                                   NATCO GROUP
                         PROFIT SHARING AND SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002



       IDENTITY OF ISSUE,
      BORROWER, LESSOR, OR                                                              CURRENT
      OTHER SIMILAR PARTY                      DESCRIPTION OF INVESTMENT                 VALUE
----------------------------------     -----------------------------------------      -----------
* American Century Investments         Balanced Fund                                  $ 2,115,432
* American Century Investments         Diversified Bond Fund                            1,422,765
* American Century Investments         Equity Growth Fund                               1,120,007
* American Century Investments         Equity Index Fund                                1,916,662
* American Century Investments         Heritage Fund                                    3,894,294
* American Century Investments         International Growth Fund                        1,127,198
* American Century Investments         Small Cap Value Fund                               581,742
* American Century Investments         Stable Asset Fund                                4,272,904
* American Century Investments         Strategic Allocation: Aggressive Fund              375,607
* American Century Investments         Strategic Allocation: Moderate Fund                379,640
* American Century Investments         Strategic Allocation: Conservative Fund            149,541
* American Century Investments         Ultra Fund                                       7,116,640
* American Century Investments         Value Fund                                       1,044,477
* American Century Investments         Vista Fund                                       2,365,286
* NATCO Group Inc.                     NATCO Group Inc. Common Stock                      963,045
  Schwab Institutional                 Personal Choice Account investments                580,917
  UMB Bank                             Scout Prime Fund                                       465
* Participant Loans                    Interest rates between 5.25% and 10.5%           1,399,802
                                                                                      -----------
                                                                                      $30,826,424
                                                                                      ===========

* Indicates transactions with a party-in-interest.

See accompanying independent auditors' report.

                                    SIGNATURE


The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the NATCO Group Employee Benefits Administration Committee, has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

                                            NATCO GROUP PROFIT SHARING
                                            AND SAVINGS PLAN





Date: June 30, 2003                         By: /s/ Ryan S. Liles
                                               ---------------------------------
                                               Ryan S. Liles
                                               Vice President and Controller
                                               and NATCO Group Employee Benefits
                                               Administration Committee
                                               Member

                                INDEX TO EXHIBITS



The following documents are filed as part of this report.

      EXHIBIT NUMBER                             DESCRIPTION
-------------------------    ---------------------------------------------------

          23.1               Independent Auditors' Consent

          99.1 Certification of Chief Executive Officer of the NATCO Group Profit Sharing and Savings Plan pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

          99.2 Certification of Principal Financial Officer of the NATCO Group Profit Sharing and Savings Plan pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002